FLUOROPHARMA MEDICAL, INC.
500 Boylston Street, Suite 1600
Boston, MA 02116

September 7, 2011
Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Re:	Pamela A. Long, Esq. Edward M. Kelly, Esq. FluoroPharma Medical, Inc. Registration Statement on Form S-1 Filed July 18, 2011 File No. 333-175647

Dear Ms. Long:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter, dated August 10, 2011 (the “Comment Letter”) with respect to the above-referenced filings.

In order to facilitate your review, we have restated and responded to each of the Staff’s comments set forth in the Comment Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Comment Letter. Page numbers refer to the marked copy of the Amended S-1.

General

1.
We note that FluoroPharma Medical, Inc. or FPM, is registering up to 10,264,092 shares of common stock for resale by the selling stockholders named in the prospectus.  We note also that FPM is proposing to register the resale offering on a delayed or continuous basis under Rule 415.  Given the size of the resale offering relative to the number of outstanding shares held by non-affiliates, we believe that this transaction may be a primary offering.  Because FPM does not appear to be eligible to conduct a primary offering on Form S-3, FPM is ineligible to conduct a primary at the market offering under Rule 415(a)(4).  If you disagree with our analysis, please tell us why you believe that FPM can rely on Rule 415(a)(1)(i) for this transaction.  In your analysis, address these factors:

•	The number and nature of the selling stockholders and the percentage of the overall offering made by each stockholder.

•	The date on which and the circumstances under which each selling stockholder received its securities.

•	The relationship of each selling stockholder to FPM, including an analysis of whether the selling stockholder is an affiliate of FPM.

•	Any relationships among the selling stockholders.

•	Whether any of the selling stockholders is in the business of buying and selling securities.

For guidance, refer to Question 612.09 in the Securities Act Rules section of our“Compliance and Disclosure Interpretations” on the Commission’s website.

Response:

We respectfully disagree with the Staff’s position that this offering by the selling stockholders is a primary offering by the Company. Although more than one-third of the public float is being registered, we believe that the transaction should be treated as a resale secondary offering for the reasons set forth below.

On May 16, 2011, June 23, 2011, June 30, 2011, and July 15, 2011 the Company entered into subscription agreements with certain investors for the sale of an aggregate of  7,268,750 shares of Common Stock and 1,807,229 shares of Series A Preferred Stock, par value $.001 per share in a private placement (the “Private Placement”) at a price of $0.83 per share for aggregate gross proceeds of approximately $4,984,856 plus the conversion of $367,600 of deferred compensation to certain officers and directors of the Company and the automatic exchange at 110% of the outstanding principal amount plus all accrued and unpaid interest (the “Outstanding Balance”) of certain Convertible Promissory Notes issued by the Company with an Outstanding Balance of $614,118. Investors who invested in the aggregate a minimum of $1,500,000, received Series A Preferred Stock, which has the rights and preferences set forth in a Certificate of Designation of the Relative Rights and Preferences of the Series A Preferred Stock, filed with the Secretary of State of Nevada on May 13, 2011 (the “Certificate of Designation”). Pursuant to the terms of the Certificate of Designation, the Series A Preferred Stock are currently convertible into an estimated 1,807,229 shares of common stock. The Investors who purchased Series A Preferred Stock received a four year warrant to purchase 50% of the shares purchased and the investors who purchased Common Stock received a four year warrant to purchase 35% of the shares purchased. Pursuant to the terms of the Registration Rights Agreement entered into with certain of the investors in the Offering the Company agreed to prepare and file a registration statement with the U.S. Securities and Exchange Commission (“SEC”) registering the resale of the shares of Common Stock and the shares underlying the Warrants on or prior to 60 days following the closing date and to use its best efforts to have such registration statement declared effective by the 150th day after filing.  If the registration statement is subject to full review by the SEC, the registration statement must be declared effective by the 180th day after filing. The initial closing of the Private Placement on May 16, 2011 occurred immediately before the closing of a reverse merger transaction pursuant to an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, FluoroPharma, Inc., a Delaware corporation ("FPI"), and FPI Merger Corporation, a newly formed, wholly owned Delaware subsidiary of the Company ("MergerCo”). Upon closing of the merger transaction contemplated under the Merger Agreement (the "Merger"), on May 16, 2011, MergoCo merged with and into FPI, and FPI, as the surviving corporation, became a wholly owned subsidiary of the Company.

We do not believe that the resale secondary offering is one the Staff had in mind when it invoked Rule 415 to express its objection to so-called PIPE transactions by micro-cap companies, when those transactions are found to be abusive.  The Company is filing this registration statement in connection with a financing following a reverse merger transaction, as in the case of the Private Placement Offering, typically, investors that purchase a public company's securities either simultaneously or within a short period after a reverse merger have difficulty causing their securities to be registered because of the very small public float as a proportion of the total number of issued and outstanding shares of the public company following the reverse merger.  Due to the nature of reverse merger transaction, the surviving public entity is often left with a significant amount of shares held by affiliated shareholders who were related to the private entity and therefore resulting in a small public float which makes it extremely difficult for companies involved in a reverse merger to obtain subsequent financing. The Staff has expressed that unusual fact patterns such as reverse merger situations merit special consideration when deciding issues arising under Rule 415.

Rule 415(a)(1)(i) provides that securities may be registered for a continuous offering provided that  the securities "are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary." Aside from the fact that neither the Company nor a parent or a subsidiary of the issuer is selling stock in this offering, we do not believe that the sale of common stock by the selling stockholders constitutes, in essence, an offering on behalf of the issuer for the following reasons:

•
The only sale by or on behalf of the issuer was the sale of securities in the Private Placement, which was exempt from registration pursuant to Sections 4(2) and 4(6) of the Securities Act and Rule 506 of the Commission thereunder.  The Private Placement constituted a primary offering by the Company.

•
The Investors made an aggregate investment of $5,352,456.  The Investors' sole relationship with the Company then, as it is now, is as investors. None of the Investors are affiliates of the Company and none of the Investors have a relationship with each other.

•
The Investors made an investment in the Company and they hold the risk of ownership since they purchased the securities.  Even after the registration is declared effective, the Investors will continue to bear the risk of ownership thereafter.

•
The registration of the common stock was a condition subsequent to funding, not a condition precedent.  As a result, the Investors bear the risk that the Company would fail or be unable to register the securities. The risks being borne by the Investors are further evidence that this is not an offering by or on behalf of the Company.  The Company has already received the proceeds of the sale.

•
There are presently 20,902,653 shares of common stock outstanding.  The shares being registered represent approximately 40% of the Company's issued and outstanding after giving effect to the exercise of the warrants.

•
Other than Johan M (Thijs) Spoor, President, CEO and CFO and David Elmaleh, the Chairman and Chief Scientific Officer, none of the Selling Shareholder has a control relationship with the Company.  MKM Opportunity Master Fund, Ltd solely by virtue of its ownership of 2,038,596 or approximately 9.8% of the Company’s outstanding securities (which number does not include 281,784 shares underlying warrants) may be deemed to be an affiliate of the Company. However, other than Johan M (Thijs) Spoor, Chief Executive Officer, Chief Financial Officer, President and Director of the Company and David Elmaleh, the Chairman and Chief Scientific Officer of the Company, none of the selling stockholders has the ability directly or indirectly to control the actions of the Company either by contract or through management or the exercise of voting rights, and has no special access to material non-public information concerning the Company.

    The sale by the Investors of their shares is not analogous to an offering by the Company.  In a Company offering, other than pursuant to a firm commitment offering, the Company does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have cleared.  The Investors made a cash investment, and the Company has received the proceeds from the sale of securities to the Investors.   The Investors have a contractual right to have the Company register the common stock and the common stock underlying the warrants, but the Company received the proceeds from the sale in July and December 2008 and February 2009.

      We also note that the securities being registered for resale are shares of common stock and shares of common stock underlying fixed rate convertible preferred stock and fixed exercise price warrants.  We understand the concerns of the Staff with respect to the registration of variable rate or floating securities because of the potential for significant dilution of current shareholders.  However, we respectfully submit that the nature and provisions of the securities being registered, namely that they are not floating rate or variable rate securities, and merely contain standard weighted average anti-dilution provisions and adjustments for corporate changes, stock reclassifications and similar events, are also important factors to consider when making a determination that the transaction is a secondary offering and not a primary offering.  Further, we think that consideration should be given to the wide distribution of securities in the Private Placement.  There are 60 selling stockholders, of which only two are registering more than 5% of the total number of securities being registered, and other than Johan M. (Thijs) Spoor and David Elmaleh, none of the selling stockholders has been an officer or director of the Company or any of its predecessors or affiliates within the last three years, nor has any selling stockholder had a material relationship with the Company within the last three years.

Certain of or selling stockholders are related to other selling stockholders.  Matthew, Daniel, David and Marilyn Balk are all directly related.  Michael Kooper, Luke Kooper, Sophie Kooper and Jayk Kooper are directly related.  Johan M. (Thijs) Spoor and Johan Spoor are also directly related.

Except for Monarch Capital Group, LLC and Noble Financial Capital Markets, none of the selling stockholders is a broker dealer or an affiliate of a broker dealer. However, Matthew Balk, who is directly related to David Balk, Daniel Balk and Marilyn Balk, each of whom is a selling stockholder, is an affiliate of Burnham Hill Partners, LLC, which acted as a placement agent in the Private Placement.  Additionally, Jason T. Adelman is also an affiliate of Burnham Hill Partners, LLC.  Jason T. Adelman is the husband of Cass G. Adelman, who holds the voting and dispositive power over the securities held for the account of Cass G Adelman Cust Philippa G Adelman UTMA NY and Cass G. Adelman Cust Jasper Gunther Adelman UTMA NY, selling stockholders in the Private Placement.  Jason T. Adelman also has the voting and dispositive power over the securities held for the account of JTA Resources, a selling stockholder in the Private Placement.

None of the selling stockholders including Monarch Capital Group, LLC and Noble Financial Capital Markets have any agreement or understanding to distribute any of the shares being registered, and none of the selling stockholders is in the business of buying and selling securities. Robert Nathan is an associate at Monarch Capital Group, LLC. Nico Pronk is the chief executive officer and director of Noble Financial Capital Markets and Shawn Titcomb is employed by Noble Financial Capital Markets.

On Exhibit A attached hereto, we have attached a table disclosing the percentage of the overall offering made by each shareholder. We are of the opinion that based on all the circumstances and data provided that the selling shareholders are not acting as a conduit for an offering of the shares on behalf of the Company and that the offering is a true secondary offering by the selling stockholders listed in the prospectus.

Registration Statement’s Facing Page

2.	The EDGAR system indicates that FPM’s primary standard industrial classification or SIC code number is 4950 rather than 2835. Please revise.

Response:  Upon consummation of the reverse merger, the Company’s business changed. The Company is a molecular imaging company which falls under the classification of 2835. We have spoken to Katie Nix in the Division of Corporation Finance and requested a change in the Company’s SIC to 2835 which reflects the Company’s current business.

About This Offering, page 1; Summary of the Shares offered by the Selling Stockholder, page 2

3.
Disclosure that the selling stockholders are offering up to 10,221,941 shares of common stock is inconsistent with disclosure on the prospectus’ front cover page and elsewhere that the selling stockholders are offering up to 10,264,092 shares of common stock.  Please reconcile the disclosures.

Response:  We have revised the disclosure to make it consistent throughout. Please note also that the total number of shares being registered was decreased by 81,325 shares.

Risk Factors, page 3

4.
We note the statement “Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair out business.”  Since FPM must disclose all risks that it believes are material at this time, please delete the statement.

Response:  We have deleted the statement “[a]dditional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair out business.”

Selling Security Holders, page 19

5.	Identify the transactions in which the selling stockholders received the securities being registered for resale.

Response:  We have revised the disclosure on pages 1 and 19 of the Registration Statement to identify the transactions in which the selling stockholders received the securities being registered for resale.

6.
Indicate the nature of any position, office, or other material relationship which any selling stockholder has had within the past three years with FPM or any of its predecessors or affiliates.  See Item 507 of Regulation S-K.

Response:  We have revised the disclosure to note that other than Johan M. (Thijs) Spoor and David Elmaleh who serve as officers and directors of the Company and  Monarch Capital Group, LLC (and its employee Robert Nathan) and Noble Financial Capital Markets (and its employees Shawn Titcomb and Nico Pronk),  who were the placement agents in connection with the transactions being registered in the Registration Statement, none of the selling stockholders has been an officer or director of the Company or any of its predecessors or affiliates within the last three years, nor has any selling stockholder had a material relationship with the Company.

7.
For selling stockholders whose surnames are the same, disclose their relationship, if any.  For example, refer to Matthew Balk, David Balk, Daniel Balk, and Marilyn Balk.  Similarly, refer to Michael Kooper, Luke Kooper, Sophie Kooper, and Jayk Kooper.

Response:  We have revised the disclosure to disclose that (Matthew Balk, David Balk, Daniel Balk, and Marilyn Balk are related by blood and that Michael Kooper, Luke Kooper, Sophie Kooper, and Jayk Kooper are related by blood.

Plan of Distribution, page 26

8.	Disclose the requirements of Regulation M applicable to the offering. See Item 508(k) of Regulation S-K.

Response:  We have revised the Plan of Distribution to include Regulation M disclosure. Please see page 26 of the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 56

9.
Identify the natural person or persons who exercise voting or investment control or both for the shares of common stock held by Platinum Long Term Growth VII LLC.  Refer to Question 140.02 in the Regulation S-K section of our “Compliance and Disclosure Interpretations” available on the Commission’s website.

Response:  We have revised to identify Michael Goldberg as the natural person who exercises voting or investment control of the shares of common stock held by Platinum Long Term Growth VII LLC. Please see page 56 of the Registration Statement.

Additional Information, page 58

10.	We assume that the reference to the website of Red Metal Resources Ltd. as FPM’s website in the second paragraph is inadvertent. Please revise.

Response:  We have made the appropriate revision to page 58 by replacing “www.redmetalresources.com” with “www.fluoropharma.com”.

Undertakings, page II-4

11.	Since the undertakings under paragraphs 5(i)(A) and 5(i)(B) are inapplicable to the offering, please delete them.

Response:  We have deleted paragraphs 5(i)(A) and 5(i)(B) from page II-4.

Exhibit 5.1

12.	Include the full registration number of 333-175647 in the first paragraph.

Response:  Exhibit 5.1 has been updated accordingly.

13.	We note the phrase “when issued” in the second paragraph. Revise to reflect that 5,461,521 shares being offered for resale are already issued.

Response:  The opinion has been revised accordingly.

14.	For equity securities, counsel must opine on the corporate laws of the jurisdiction of incorporation of FPM. Please revise.

Response:  The opinion has been revised to opine on the corporate laws of Nevada.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.

Thank you in advance for your prompt review and assistance. If you have any questions, please contact the undersigned or our counsel, Marcelle S. Balcombe at Sichenzia Ross Friedman Ference LLP, telephone (646)810-2184.

Very truly yours,

By: /s/ Johan M. (Thijs) Spoor
Johan M. (Thijs) Spoor
Chief Executive Officer, President
and Chief Financial Officer

Exhibit A

Shareholder	No. of Shares	Percentage of Total Offering
Andrew Mitchell	73,215	0.71900889
Jordan Family LLC	91,379	0.897388696
Larry Hopfenspirger	172,690	1.695904463
David Elmaleh	504,217	4.951669816
Johan M. (Thijs) Spoor	93,687	0.920054441
MKM Opportunity Master Fund, Ltd.	1,086,882	10.67373927
Sean Campbell	81,325	0.798653254
W-Net Fund 1, LP	292,770	2.875151715
Dr. Steven N. Brourman	81,325	0.798653254
Adrian Daniel Pettitt	49,275	0.483905799
David Balk	56,928	0.559062188
Daniel Balk	56,928	0.559062188
Marilyn Balk	40,662	0.399321717
ML Capital Services LLC Retirement Plan	81,000	0.795461587
JTA Resources LLC Retirement Plan	81,000	0.795461587
Cass G Adelman Cust Philippa G Adelman UTMA NY	40,500	0.397730794
Cass G. Adelman Cust Jasper Gunther Adelman UTMA NY	40,500	0.397730794
Michael Kooper	121,500	1.193192381
Luke Kooper	21,600	0.21212309
Sophie Kooper	21,600	0.21212309
Jayk Kooper	21,600	0.21212309
One East Partners Master LP	2,557,229	25.11330172
OEP Opportunities Fund	966,868	9.495140172
Jeffrey Meshel	162,650	1.597306508
Hugo Vanderheide	48,794	0.479182132
Jeff Knightly	81,325	0.798653254
Patricia J. Jordan	40,662	0.399321717
Shawn Titcomb	81,325	0.798653254
Whalehaven Capital Fund Ltd.	243,976	2.395969583
Whalehaven Opportunities Fund	81,325	0.798653254
Jeffrey M. Siegal	162,651	1.597316329
Sina Toussi	81,325	0.798653254
Steven & Carisa Jones Defined Benefit Pension Plan & Trust, UAD 1/1/06	81,000	0.795461587
Joseph F. Vallario III	81,325	0.798653254
Gene Salkind	81,325	0.798653254
Leba Investments Limited Partnership	40,662	0.399321717
Shane Cobb	16,265	0.159730651
Eric P. Rosenberg	81,325	0.798653254
Jonathan Balk	41,850	0.410988487
Lincoln Park Capital Fund, LLC	243,976	2.395969583
Brio Capital L.P.	406,627	3.993285911
Erich Morisse	40,662	0.399321717
Katherine Wiener	81,325	0.798653254
Explorium Global Healthcare Value Fund L.P.	24,399	0.239610707
Natalia Misciatelli	29,700	0.291669249
The Broadsmoore Group	487,952	4.791939165
Johan Spoor	26,984	0.264996734
Herman P. Wenz	8,132	0.079860415
Nico P. Pronk	162,651	1.597316329
Robert Nathan	117,207	1.151032917
Adam and Didi Hutt	40,500	0.397730794
Joseph B. Kelley	29,277	0.287515171
Lawrence A. Doyle	27,000	0.265153862
Richard Reiss	24,397	0.239591066
Michael Goldberg Family Trust	195,180	1.91676781
B. Scott Reid	56,928	0.559062188
Monarch Capital Group, LLC	35,767	0.351250304
Noble Financial Capital Markets	60,976	0.598815626
Vivek Channamsetty	40,662	0.399321717

Total	10,182,767